Exhibit 2.1

DEFINITIVE ASSET PURCHASE AGREEMENT

by and between

THE RESEARCH FOUNDATION FOR

THE STATE UNIVERSITY OF NEW YORK

as Seller

and

AKOUSTIS TECHNOLOGIES, INC.

as Buyer

dated March 23, 2017

DEFINITIVE ASSET PURCHASE AGREEMENT

THIS DEFINITIVE ASSET PURCHASE AGREEMENT (this “Agreement”) is made on March 23, 2017 (the “Effective Date”), by and between THE RESEARCH FOUNDATION FOR THE STATE UNIVERSITY OF NEW YORK, a New York education corporation, on behalf of THE STATE UNIVERSITY OF NEW YORK POLYTECHNIC INSTITUTE (the “Seller”) and AKOUSTIS TECHNOLOGIES, INC., a Delaware corporation (“Buyer”). Buyer and Seller are sometimes referred to herein individually as a “Party,” and together as the “Parties”.

RECITALS

A.           WHEREAS, the Buyer desires to leverage its patented Bulk Acoustic Wave (BAW) technology, radio frequency (RF) filter designs, sales channel and systems expertise to better penetrate the RF filter market for solutions in mobile smartphone devices, military communications and radars, WiFi router devices, wireless infrastructure and general Internet-of-Things (IoT) applications to create jobs in the State of New York and facilitate the expansion and growth of its business through the acquisition of a semiconductor and wafer manufacturing facility that is a Trusted Foundry (hereinafter defined) for RF electronics;

B.           WHEREAS, Seller is, among other things, engaged in the Foundry Operation (hereinafter defined) and holds legal title to certain Purchased Assets (hereinafter defined) utilized in connection therewith;

C.            WHEREAS, Buyer has historically sponsored production activity at the Foundry Operation pursuant to purchase orders with Seller and the parties plan for such sponsorship to continue during the pendency of the transaction contemplated herein;

D.           WHEREAS, Seller is one of two members of Fuller Road Management Corporation, a New York not-for-profit corporation (“FRMC”) which holds legal title to certain Purchased Real Property Assets (hereinafter defined) which are utilized by FRMC and Seller in connection with the Foundry Operation;

E.           WHEREAS, Seller desires to sell, transfer and assign to Buyer or a Buyer Designee (hereinafter defined), and Buyer or a Buyer Designee desires to purchase and assume from Seller, the Purchased Assets (hereinafter defined) and Assumed Liabilities (hereinafter defined), as more fully described and upon the terms and subject to the conditions set forth herein; and

F.           WHEREAS, contemporaneously herewith, FRMC and Buyer or a Buyer Designee have entered into the Real Property Purchase Agreement (hereinafter defined) pursuant to which FRMC has agreed to sell, transfer, assign and convey, and Buyer or a Buyer Designee has agreed to purchase, receive and assume the Purchased Real Property Assets pursuant to the terms and conditions set forth in the Real Property Purchase Agreement in a transaction to be consummated contemporaneously with (and contingent upon the consummation of) the transaction contemplated herein.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I. DEFINITIONS

Section 1.1 Defined Terms. For the purposes of this Agreement, the following capitalized words and phrases used in this Agreement shall have the following meanings:

“Affiliate” of any Person means any Person, including any subsidiary, that controls, is controlled by, or is under common control with such Person.  As used herein, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Assumed Operational Leases” means the leases or open purchase orders for vehicles, trailers, gas tanks, computers, servers, machinery, equipment and other similar items leased by Seller, as lessee, and used exclusively in the Foundry Operation which are identified on Schedule 1.1.

“Bill of Sale and Assignment and Assumption Agreement” means the agreement in substantially the form set forth on Exhibit A.

“Business Day” means a day that is not (i) a Saturday, a Sunday or a statutory or civic holiday in the State of New York or (ii) a day on which banking institutions are required by Law to be closed in the State of New York.

“Business Records” means the books, records, ledgers, tangible data, disks, tapes, other media-storing data and files or other similar information, whether in hardcopy or computer format and whether stored at the Foundry Operation’s facilities or otherwise, in each case which relate exclusively to the operation or conduct of the Foundry Operation or the Purchased Assets and are necessary for the ongoing operation of the Foundry Operation.

“Buyer Designee” means one or more Affiliates of Buyer identified to Seller in accordance with Section 2.9 prior to the Closing Date.

“Closing” means the closing of the transactions described in Article 7.

“Closing Date Inventory Statement” means the statement that sets forth the Inventory, the portion thereof constituting Net Inventory, Principal Equipment and tools, as of the Closing Date, prepared, or caused to be prepared, by Seller in accordance with this Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations thereunder.

“Collateral Agreements” means the Bill of Sale and Assignment and Assumption Agreement, the Operations and Maintenance Agreement with the EDA, and the Lease Assignments executed by Seller and Buyer or a Buyer Designee.

“Contract” means any legally binding oral or written contract, subcontract, agreement or commitment, note, bond, mortgage, indenture, lease, license, sublicense, joint venture arrangement, partnership agreement, joint development agreement, technology sharing, right of first refusal, purchaser order, or other legally binding obligation, arrangement or understanding.

“Copyrights” means rights in works of authorship, including without limitation copyrights, whether registered or unregistered and whether arising under the laws of the United States or any other jurisdiction anywhere in the world, including moral rights and mask work rights, and all registrations and applications for registration with respect thereto.

“Domain Names” means the transferred registered domain names listed on Schedule 1.2.

“Encumbrance” means any lien, encumbrance, claim, charge, security interest, pledge, conditional sale or other title retention agreement, adverse claims of ownership or use, or other similar restriction.

“Existing Confidential Disclosure Agreement” means that certain Confidential Disclosure Agreement, dated as of January 24, 2017, by and among Seller, FRMC and Buyer.

“Fixtures and Supplies” means the fixtures, improvements, furniture, furnishings, office and other supplies, and other tangible personal property owned by Seller and located at the Property on the Closing Date.

“Foundry Operation” means the semiconductor and wafer manufacturing research and related foundry operation performed in the facility located on the Property through Seller’s use of the Purchased Assets.

“Foundry Operation Employee” means the employees of Seller employed exclusively in the Foundry Operation as set forth on Schedule 3.10(a)(i).

“Governmental Body” means any legislative, executive or judicial unit of any governmental entity (supranational, national, federal, provincial, state or local or foreign) or any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

“Information” means documented and undocumented information, including any technical information, Trade Secrets and other confidential information, data and drawings of whatever kind in whatever medium, specifications, techniques, know-how, network configurations and architectures, Software, APIs, subroutines, techniques, user interfaces, URLs works of authorship, algorithms, formulae, protocols, schematics, compositions, user IDs, passwords, processes, designs, bills of material, sketches, photographs, graphs, drawings, samples, non-patented inventions, discoveries, developments and ideas, build instructions, Software code (in any form, including source code and executable or object code), build scripts, test scripts, databases and data collections, past and current manufacturing and distribution methods and processes, tooling requirements, current and anticipated sponsor requirements, price lists, part lists, sponsor lists, database technologies, systems, structures, architectures, improvements, devices, concepts, methods and information, RTL, GDSII files, whether embodied in Software or otherwise, inventions (whether or not patentable), discoveries, improvements, and technology, breadboards, netlists, maskworks, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools, and any and all instantiations of the foregoing in any form and embodied in any media, however documented and whether or not embodied in any tangible form, and any and all notes, analysis, compilations, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, and including all tangible embodiments of any of the foregoing.

“Intellectual Property” means the intellectual property rights primarily related to or primarily used in the operation or conduct of the Foundry Business or the Purchased Assets arising from or associated with any of the following, whether protected, created or arising under the laws of the United States:  (a) Copyrights, (b) Trademarks, (c) Patents, (d) Trade Secrets, (e) mask work rights and any applications for registration therefor, (f) rights in databases and data collections (including knowledge databases, sponsor lists and sponsor databases), whether registered or unregistered, and any applications for registration therefor; (g) rights in URL and domain name registrations, (h) rights in inventions (whether or not patentable) and improvements thereto, (i) rights in Internet or Intranet websites, and (j) any other proprietary, intellectual or industrial property rights of any kind or nature now known or hereafter recognized in any jurisdiction worldwide, including any rights in Information.

“Inventory” means the inventory, wherever located, including raw materials, chemicals, precious metals, work in process, recycled materials, demo and evaluation inventory, finished products, inventoriable supplies, and non-capital spare parts owned by Seller and exclusively related to or exclusively used in the operation or conduct of the Foundry Operation or the Purchased Assets and exists at the Property, offsite or in-transit on the Closing Date, and any rights of Seller to the warranties received from suppliers and any related claims, credits, rights of recovery and set-off with respect to such Inventory which have not accrued as of the Closing Date, but only to the extent such rights are assignable.

“IRS” means the U.S. Internal Revenue Service.

“knowledge of Seller” or “to Seller’s knowledge” means the actual knowledge of Paul Kelly, the Operations Manager for the Seller, after reasonable investigation.

“Law” means any supranational, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any country.

“Lease Assignment” means an assignment agreement with respect to an Assumed Operational Lease, if any, in substantially the form set on Exhibit B.

“Net Inventory” means all Inventory other than that which is (i) aged more than twelve (12) months, and (ii) no longer useable in the Foundry Operation.

“Permitted Encumbrances” means any liens of carriers, warehouseman, mechanics and material men incurred in the ordinary course of business, in each case for sums not yet due and payable, encumbrances and restrictions imposed by applicable Law which do not result from violations of such Law committed by Seller or FRMC, or the express terms contained within any Assumed Contract or other contract, agreement or instrument provided to Buyer or Buyer’s Designee in connection with the transaction contemplated herein.

“Patents” means patents or patent applications worldwide of any kind or nature (including industrial designs and utility models that are subject to statutory protection), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related counterparts to such patents and patent applications, wheresoever issued or pending anywhere in the world.

“Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, or any government or regulatory, administrative or political subdivision or agency, department or instrumentality thereof.

“Principal Equipment” means the personal property of Seller exclusively related to or exclusively used in the operation or conduct of the Foundry Operation and which is set forth on Schedule 1.3, including but not limited to the STC local email servers, other computers servers, and software owned exclusively by the Seller (and not licensed from some third-party) and utilized exclusively in connection with the operation of the Foundry Operation.  Principal Equipment includes rights to the warranties received from the manufacturers and distributors of such items and to any related claims, credits, rights of recovery and set-off with respect to such items which have not accrued as of the Closing Date, but only to the extent that such rights are assignable.

“Purchased Real Property Assets” means the Property and the Assumed Real Property Leases.

“Property” shall have the meaning given to such term in the Real Property Purchase Agreement.

“Real Property Purchase Agreement” means that certain agreement, executed by FRMC and Buyer or a Buyer Designee contemporaneously herewith, pursuant to which FRMC agrees to sell, transfer, convey and assign to Buyer or Buyer’s Designee the Purchased Real Property Assets, and Buyer or Buyer’s Designee agrees to purchase, receive and assume the Purchased Real Property Assets in accordance with the terms thereof, a copy of which is attached hereto as Exhibit C.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, attorneys and other advisors or representatives.

“Seller Material Adverse Effect” means any fact, circumstance, change, condition or effect that, individually or when taken together with all other such facts, circumstances, changes, conditions or effects that exist at the date of determination of the occurrence of a Seller Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of the Foundry Operation, the Purchased Assets, or Seller’s ability to perform its obligations under this Agreement and the Collateral Agreements or consummate the transactions contemplated hereby or thereby.

“Software” means (a) licensed software (e.g., Microsoft Office and Sage MAS 90), computer programs, including software implementations of algorithms, heuristics models and methodologies, whether in source code or object code, (b) testing, validation, verification and quality assurance materials, (c) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (d) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (e) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing, (f) operating systems, management code, firmware, utilities, graphical user interfaces and software engines, and (g) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing and (h) documentation, including user manuals, developer notes, comments and annotations, web materials, and architectural and design specifications and training materials, relating to any of the foregoing, and incorporated into, or used directly in, the Foundry Operation.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons.

“Trademarks” means trademarks, trade names, corporate names, business names, trade styles, service marks, service names, logos, slogans, 800 numbers, or other source or business identifiers and general intangibles of like nature, together with goodwill associated with the Foundry Business and the Purchased Assets, whether registered or unregistered and whether arising under the laws of the United States or any state or territory thereof or any other jurisdiction anywhere in the world, and registrations and applications for registration with respect to any of the foregoing.

“Trade Secrets” means information of any kind or nature, in whatever form and whether or not embodied in a tangible medium, including sponsor lists, concepts, ideas, methods, processes, know-how, methodologies, designs, plans, schematics, bill of materials, drawings, formulae, technical data, specifications, research and development information, technology and product roadmaps, models, data bases, marketing materials and other proprietary or confidential information, in each case to the extent any of the foregoing derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure or use primarily used in the operation or conduct of the Foundry Business or the Purchased Assets, but excluding any Copyrights or Patents that cover or protect any of the foregoing.

“Transferred Contracts” means any Third Party contract, agreement, employment agreement, lease, sublease, supply contract, commitment, purchase order, sales order and instrument exclusively related to or exclusively used in the operation or conduct of the Foundry Operation or the Purchased Assets and which are set forth on Schedule 1.4 and the Transferred In-Licenses.

“Transferred Governmental Permits” means, only to the extent the same is assignable or transferrable to Buyer as indicated on Schedule 1.5, any governmental permit, license, certificate of inspection, approval or other authorization issued to Seller exclusively related to or exclusively used in the operation or conduct of the Foundry Operation or operation, use or occupation of the Property, in each case as currently operated, conducted, used or occupied, and which are set forth on Schedule 1.5.

“Transferred In-Licenses” means any Third Party license, agreement and other arrangement under which Seller has the right to use any Intellectual Property or Information which are exclusively related to or exclusively used in the operation of the Foundry Operation and which are set forth on Schedule 1.6, including without limitation any licenses for enterprise software set forth on such schedule.

“Trusted Foundry” means in applicable systems, integrated circuit-related products (e.g., applications-specific integrated circuits (ASICs)) and services procured from a trusted supplier accredited by the Defense Microelectronics Activity, when they are custom-designed, custom-manufactured, or tailored for a specific U.S. Department of Defense military end use.

In addition to the foregoing, the following terms shall have the meanings defined in the corresponding section identified in the chart below.

Term	Section

“Asset Purchase Price”	2.7
“Assumed Liabilities”	2.3
“Assumed Scheduled Liabilities”	2.3
“Closing Date”	6.3
“COBRA”	5.3
“EDA Approval”	7.3
“Effective Date”	Opening Recitals
“Excluded Assets”	2.2
“Indemnifying Party”	8.3
“Purchased Assets”	2.1
“Real Property Purchase Price”	2.7
“Required Consents”	3.4
“Third Party Claim”	8.3
“Total Purchase Price”	2.7
“Transferred Employee”	5.3
“Updated Employee List”	5.3
“WARN Act”	5.3
“WARN Notices”	5.3

Section 1.2           Other Definitional and Interpretive Matters.  Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)          Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the starting reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b)          Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa except where the context otherwise dictates.

(c)          Headings.  The division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(d)          Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(e)          Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(f)          Currency.  All currency references included herein shall refer to United States dollars.

(g)          Reasonable Commercial Efforts.  Reasonable commercial efforts mean that the obligated Party is required to make a diligent, reasonable and good faith effort to accomplish the applicable objective.

(h)          Recitals, Schedules and Exhibits.  The Recitals, Schedules and Exhibits incorporated in and attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

ARTICLE 2. PURCHASE AND SALE OF THE PURCHASED ASSETS AND ASSUMPTION OF ASSUMED LIABILITIES

Section 2.1           Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall irrevocably grant, sell, transfer, assign, convey and deliver to Buyer or the Buyer Designee, and Buyer or the Buyer Designee shall irrevocably purchase, acquire and accept from Seller, all of the right, title and interest in, to and under the Purchased Assets (hereinafter defined) that Seller owns, leases, licenses, possesses or uses and has the right to transfer as the same shall exist on the Closing Date, wherever located, free and clear of Encumbrances, except for Permitted Encumbrances.  For purposes of this Agreement, “Purchased Assets” means all of the following, whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller’s books or financial statements: (a) the Business Records, if any; (b) the Principal Equipment; (c) the Fixtures and Supplies; (d) the Net Inventory; (e) the Transferred Contracts; (f) the Transferred Governmental Permits; (g) any Assumed Operational Leases and any deposits related thereto; (h) the Domain Names; (i) all Third Party prepaid maintenance and support for Transferred In-Licenses; and (j) all guarantees, warranties, indemnities and similar rights in favor of Seller exclusively covering any item listed in (a) through (j) above.

Section 2.2           Excluded Assets. Notwithstanding the provisions of Section 2.1, it is hereby expressly acknowledged and agreed that the Purchased Assets shall not include, and neither Seller nor any Affiliate is granting, selling, transferring, assigning, conveying or delivering to Buyer or a Buyer Designee, and neither Buyer nor any Buyer Designee is purchasing, acquiring or accepting from Seller or any Affiliate, any of the rights, properties or assets set forth or described in paragraphs (a) through (f) below (the rights, properties and assets expressly excluded by this Section 2.2 or otherwise excluded by the terms of Section 2.1 from the Purchased Assets being referred to herein as the “Excluded Assets”):

(a)          any of Seller’s or its Affiliate’s receivables, cash, cash equivalents, bank deposits or similar cash items (other than deposits related to any Assumed Operational Leases) or employee receivables on or before the Closing Date;

(b)         any Intellectual Property or Information of Seller or any Affiliate;

(c)         any (i) confidential or other personnel records pertaining to any Foundry Operation Employee to the extent applicable Law or the Seller’s established policies and procedures prohibits the transfer of such information, or (ii) other books and records that Seller or any Affiliate of Seller is required by Law to retain; provided, however, that Buyer shall have the right to obtain, to the extent permitted by Law and Seller’s established policies and procedures and subject to reasonable restrictions, and Seller shall deliver to Buyer, copies of any portions of such retained confidential personnel records and other books and records that relate to the Foundry Operation, the Purchased Assets, the Assumed Liabilities or the Foundry Operation Employees; and (iii) any information management system of Seller or any Affiliate of Seller (other than those exclusively used in the operation or conduct of the Foundry Operation or the Purchased Assets whether or not contained within computer hardware included as a Purchased Asset pursuant to Section 2.1(b));

(d)         subject to Section 5.7, any rights to, or the use of, the “The Research Foundation for the State University of New York” trademark (other than “STC MEMS” or “Smart System Technology + Commercialization Center”);

(e)          any Inventory other than the Net Inventory, provided, however, that Buyer acknowledges and agrees that Seller shall not be required to remove any Inventory from the Property regardless of whether Buyer is purchasing the same hereunder, unless Seller contests whether a particular item of Inventory should be classified as Net Inventory, in which case Seller shall have the right to remove such item at its sole cost and expense;

(f)          any insurance policies or rights of proceeds thereof; and

(g)         except as specified in Section 2.1, all other assets, properties, interests and rights of Seller or any Affiliate.

Section 2.3          Assumed Liabilities. On the Closing Date, Buyer or one or more Buyer Designee shall execute and deliver to Seller each of the Bill of Sale and Assignment and Assumption Agreement and the Lease Assignment(s) pursuant to which Buyer or any such Buyer Designee shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, the Assumed Liabilities.  For purposes of this Agreement, “Assumed Liabilities” means the liabilities and obligations set forth or described in paragraphs (a) through (d) below or expressly stated elsewhere in this Agreement, whether or not any such liability or obligation has a value for accounting purposes or is carried or reflected on or specifically referred to in either Seller’s or a Subsidiary’s books or financial statements:

(a)         the liabilities and obligations arising out of facts and circumstances occurring after the Closing Date under any Assumed Operational Leases and the Transferred Contracts, Transferred In-Licenses and Transferred Governmental Permits;

(b)         the obligations and liabilities with respect to the Transferred Employees, the Foundry Operation or the Purchased Assets arising from, or in connection with, the operation or conduct of the Foundry Operation or the ownership of the Purchased Assets after the Closing Date;

(c)         trade payables for goods and services received after the Closing Date; and

(d)        any liability to Buyer or Buyer’s Designees for any work performed at the Foundry Operation by Seller or a Seller Affiliate for Buyer or a Buyer Designee prior to the Closing Date, it being the parties express intent that, in practical effect, Buyer, on behalf of itself and the Buyer’s Designees, is waiving any such liability and will not pursue any claims against Seller or any Seller Affiliate resulting therefrom.

Section 2.4         Excluded Liabilities. Neither Buyer nor any Buyer Designee shall assume or be obligated to pay, perform or otherwise assume or discharge any liabilities or obligations of Seller or any of its Affiliates, whether direct or indirect, known or unknown, absolute or contingent, except for the Assumed Liabilities (all of such liabilities and obligations not so assumed being referred to herein as the “Excluded Liabilities”). For the avoidance of doubt, the Parties agree that the Excluded Liabilities include, but are not limited to, any and all liabilities or obligations set forth or described in paragraphs (a) through (e) below, whether or not any such liability or obligation has a value for accounting purpose or is carried or reflected on or specifically referred to in Seller’s or the applicable Affiliate’s books or financial statements:

(a)         except as otherwise expressly stated herein, any liability or obligation relating to or arising out of (i) the employment and any termination of such employment by Seller or any Affiliate of any employee or former employee of Seller or an Affiliate on or prior to the Closing Date, (ii) any employee’s or former employee’s or his/her dependents’ rights or obligations under any fringe benefit of employment with Seller or an Affiliate, (iii) the unpaid vacation, personal days and floating holidays accrued by Foundry Operation Employees and (iv) any retention payments granted or awarded by Seller or an Affiliate prior to the Closing Date to be paid (if earned) to the Foundry Operation Employees following the Closing Date;

(b)         any liability and obligation which arises out of or relates to any breach, default or violation by Seller or its Affiliates of any Assumed Operational Lease, Transferred Contract, Transferred In-License or Transferred Governmental Permit occurring on or prior to the Closing Date; and

(c)         any liability or obligation in connection with, or relating to, any actions, suits, claims or proceedings against Seller or any Affiliate which arise out of, accrue, or relate exclusively to (i) the operation or conduct of the Foundry Business, or (ii) the ownership of the Purchased Assets in each case by the Seller or its Affiliates on or before the Closing Date, other than any liability or obligation in connection with the Assumed Operational Leases or Transferred Contracts that relate in part to activities arising after the Closing Date which shall be Assumed Liabilities.

Section 2.5          Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties

(a)         From time to time following the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases, acquittances and other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to transfer fully to, and vest in, Buyer and the Buyer Designees and each of their respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer or a Buyer Designee under this Agreement and the Collateral Agreements and to assure fully to Seller and its Subsidiaries and each of their respective successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Buyer or a Buyer Designee under this Agreement and the Collateral Agreements, and to otherwise make effective the transactions contemplated hereby and thereby; provided, however, in each case that Seller shall be reimbursed by Buyer for its out-of-pocket costs incurred in connection therewith unless the required action was necessitated by the negligence or willful misconduct of Seller.

(b)          Buyer and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable commercial efforts to obtain, or to cause to be obtained, any consent, substitution, approval, or amendment required to transfer all rights and obligations under any and all Assumed Operational Leases, Transferred Contracts, Transferred In-Licenses, Transferred Governmental Permits, certificates, approvals, authorizations or other rights or obligations or liabilities that constitute Purchased Assets or Assumed Liabilities or that are required to perform the obligations under the Collateral Agreements, including without limitation the Required Consents and EDA Approval.

Section 2.6          Buyer Designee. The Parties agree that Buyer may assign the right to purchase certain of the Purchased Assets to one or more Buyer Designees or that one or more Buyer Designees may enter into a Collateral Agreement.  Notwithstanding any such assignment or execution of a Collateral Agreement by a Buyer Designee, Buyer shall remain liable for, and any such assignment or execution shall not relieve Buyer of, its obligations hereunder or thereunder.  Any reference to Buyer in this Agreement shall to the extent applicable also be deemed a reference to the applicable Buyer Designee, except where in context of this Agreement such use would not be appropriate.

Section 2.7          Purchase Price. In consideration of the grants, sales, transfers, assignments, conveyances and deliveries by Seller and FRMC in accordance with both this Agreement and the Real Property Purchase Agreement, Buyer and/or a Buyer Designee(s) shall pay cumulatively at the Closing an aggregate amount equal to TWO MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($2,750,000) (the “Total Purchase Price”), in accordance with the following: (i) in consideration of the transactions and undertakings set forth in this Agreement, Buyer or Buyer’s Designee shall pay to Seller at the Closing the amount of ONE MILLION DOLLARS ($1,000,000) (the “Asset Purchase Price”) in cash by wire transfer of immediately available funds to an account designated by Seller’s written instructions to Buyer on the Closing Date, and (ii) in consideration of the transactions and undertakings set forth in the Real Property Sale Agreement, Buyer or Buyer’s Designee shall pay to FRMC at the Closing the amount of ONE MILLION SEVEN HUNDRED FIFTY THOUSAND DOLLARS ($1,750,000) (the “Real Property Purchase Price”) in cash by wire transfer of immediately available funds to an account designated by FRMC’s written instructions to Buyer on the Closing Date, provided, however, that the Parties agree that the deposit previously paid by Buyer to FRMC in the amount of TEN THOUSAND DOLLARS ($10,000) shall be credited against the Real Property Purchase Price.

Section 2.8          Purchase Price Adjustment. In consideration of the value of the Net Inventory as reflected on the Closing Date Inventory Statement, the Buyer shall remit to the Seller on the Closing Date an additional payment (the “Purchase Price Adjustment Payment”) in an amount determined by (i) taking each item within the Net Inventory (each, an “Inventory Item”) and multiplying (a) the number of units of such Inventory Item in the Net Inventory, by (b) the most recent price per unit for such Inventory Item as reflected on the Seller’s most recent purchase order or invoice for the same (such value, the “Inventory Item Value”); and (ii) then adding all of the Inventory Item Values together to arrive at the amount of the Purchase Price Adjustment Payment.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER

EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 3, SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE PURCHASED ASSETS, THE ASSUMED LIABILITIES, OR THE OPERATIONS OF THE FOUNDRY OPERATION, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. THE BUYER, ON BEHALF OF ITSELF AND THE BUYER’S DESIGNEES, HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE 3, THE BUYER AND/OR THE BUYER DESIGNEE IS ACQUIRING THE PURCHASED ASSETS AND ASSUMING THE ASSUMED LIABILITIES ON AN “AS-IS, WHERE-IS” BASIS, WITH ALL FAULTS. THE BUYER, ON BEHALF OF ITSELF AND THE BUYER’S DESIGNEES, ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS, WARRANTIES, COVENANTS AND REMEDIES SET FORTH IN THIS AGREEMENT AND SUBJECT TO THE LIMITATIONS ON SUCH REPRESENTATIONS, WARRANTIES, COVENANTS AND REMEDIES SET FORTH IN THIS AGREEMENT, THE BUYER AND/OR THE BUYER DESIGNEE IS RELYING SOLELY UPON ITS OWN INVESTIGATION OF SELLER, THE FOUNDRY OPERATION, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES. Subject to the foregoing and except as set forth in the Schedules attached hereto and delivered by Seller to Buyer prior to the execution of this Agreement, Seller represents and warrants to Buyer that:

Section 3.1          Organization and Qualification. Seller is a private nonprofit educational corporation duly organized, validly existing and in good standing under the Laws of the State of New York and has all requisite corporate power and authority to carry on the Foundry Operation as currently conducted by it and to own or lease and operate the Purchased Assets and conduct the Foundry Operation.

Section 3.2          Intentionally Omitted.

Section 3.3          Authorization; Binding Effect

(a)          Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Collateral Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the Collateral Agreements to which it will be a party has been duly authorized by all requisite corporate action.

(b)          This Agreement has been duly executed and delivered by Seller and this Agreement is, and the Collateral Agreements to which Seller will be a party when duly executed and delivered by Seller will be, valid and legally binding obligations of Seller, enforceable against Seller, in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

Section 3.4          Non-Contravention; Consents

(a)          Assuming that all Required Consents (as defined in Section 3.4(b)) and the EDA Approval have been obtained, the execution, delivery and performance of this Agreement and the Collateral Agreements by Seller and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of, or conflict with, any provision of Seller’s charter, by-laws or similar organizational document, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Contract to which Seller is a party or by which it is bound and which relates to the Foundry Operation or the Purchased Assets, in each case which would result in a Seller Material Adverse Effect, or (iii) violate any applicable Law of any Governmental Body having jurisdiction over Seller, the Foundry Operation or the Purchased Assets, in each case which would result in a Seller Material Adverse Effect.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement and the Collateral Agreements to which Seller will be a party or for the consummation of the transactions contemplated hereby or thereby by Seller, except for (i) consents or approvals of Governmental Bodies or other Third Parties that are required to transfer or assign to Buyer or a Buyer Designee any Purchased Assets or Assumed Liabilities or assign the benefits of or delegate performance with regard thereto in any material respect, each of which are set forth in Schedule 3.4(b) (the “Required Consents”) and the EDA Approval, and (ii) such other consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect.

Section 3.5          Purchased Assets

(a)          Seller has and at the Closing will have good and valid title to, or a valid and binding leasehold interest or license in, all personal tangible Purchased Assets, free and clear of any Encumbrance except for Permitted Encumbrances. At the Closing, Seller will transfer to Buyer or a Buyer Designee good and valid title to, or, if Seller has a leasehold interest or license, a valid and binding leasehold interest or license in, all personal tangible Purchased Assets, free and clear of any Encumbrance except for Permitted Encumbrances.

Section 3.6          Governmental Permits. Except as set forth on Schedule 1.5 concerning the Transferred Governmental Permits, there are no material governmental permits held or used by Seller to operate or conduct the Foundry Operation as now being operated or conducted, to own the Purchased Assets, or to use or occupy the Property. Schedule 1.5 contains a list of each Transferred Governmental Permit, a copy of which Seller will provide to Buyer.  The Transferred Governmental Permits set forth on Schedule 1.5 are valid and in full force and effect and no proceeding is recorded, pending or, to Seller’s knowledge, threatened seeking the suspension, modification, limitation or revocation of any such governmental permit. Except as set forth on Schedule 1.5, Seller is not in violation of or default under any governmental permit which, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect.

Section 3.7          Intentionally Omitted.

Section 3.8          Compliance with Laws

(a)          Except as set forth on Schedule 3.8, with respect to the Purchased Assets and the Foundry Operation, to the best of Seller’s knowledge Seller is in compliance in all material respects with all applicable Laws and all decrees, orders, judgments, writs, injunctions, permits and licenses of or from Governmental Bodies by which the Foundry Operation or the Purchased Assets are bound or affected the failure to comply with which would have a Seller Material Adverse Effect.

(b)          With respect to the Purchased Assets and the Foundry Operation, Seller and each Affiliate is in compliance in all material respects with all applicable U.S. and foreign export control and sanctions laws.  Without limiting the foregoing, as of the date hereof, there are to Seller’s knowledge, no threatened claims or investigations by any Governmental Body of potential violations against Seller or any of its Affiliates with respect to export activity or licenses with respect to the Foundry Operation or the Purchased Assets.

Section 3.9          Litigation. Except as set forth on Schedule 3.9, there is no action, suit, consent decree, proceeding, arbitration or governmental investigation pending or, to Seller’s knowledge, threatened by, against or involving Seller, the Foundry Operation or the Purchased Assets, (i) which seeks to restrain or enjoin the consummation of the transactions contemplated hereby or (ii) that could result in a Seller Material Adverse Effect.  To Seller’s knowledge, there is no basis for any such action, suit, decree, proceeding, arbitration or investigation not disclosed on Schedule 3.9 that could reasonably be expected to be material to the Foundry Operation or the Purchased Assets.

Section 3.10       Foundry Operation Employees

(a)(i)       Schedule 3.10(a)(i) contains a complete and accurate list of all the Foundry Operation Employees as of the date of this Agreement, showing for each Foundry Operation Employee (unless prohibited by Law or established Seller policy or procedure), the (A) name, (B) title, (C) location, (D) current annual base salary or base wage, (E) date and amount of last salary increase, (F) immigration status, if any, (G) classification status of U.S. employees under the Fair Labor Standards Act or applicable state or local Law (exempt or non-exempt) and (H) leave of absence status, if any (including, but not limited to, military leave, medical leave, personal leave and/or other administrative leave).

(ii)         Except as set forth on Schedule 3.10(a)(ii), (A) no Foundry Operation Employee is covered by any written or verbal employment agreement that is not an at-will agreement, (B) no Foundry Operation Employee is covered by any union, collective bargaining agreement or other similar labor agreement (including any agreement with any works council, trade union or other similar labor-relations entity) in connection with such Foundry Operation Employee’s work at the Foundry Operation; (C) to Seller’s knowledge, there are no pending union, works council, employee representative or similar labor organizing activities or arrangements related to the Foundry Operation Employees and their work at the Foundry Operation; and (D) in the three (3) years prior to the date hereof, there has been no labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize the Foundry Operation Employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to Foundry Operation Employees, in each case in connection with their work at the Foundry Operation.

(iii)        No unfair labor practice, labor dispute or labor charge or complaint is pending or, to Seller’s knowledge, threatened with respect to any Foundry Operation Employee.

(b)         With respect to the Foundry Operation, there is not presently pending or existing, and to Seller’s knowledge there is not threatened, (i) any strike, slowdown, picketing, or work stoppage, (ii) any application for certification of a collective bargaining agent, (iii) any material controversies or material disputes pending, or to Seller’s knowledge, threatened between Seller and any of its employees that could result in a Seller Material Adverse Effect, or (iv) any material claims, material litigation or material disputes by a works council or other employee representative body that could result in a Seller Material Adverse Effect.

(c)         Schedule 3.10(a)(i) sets forth the immigration status for all U.S.-based Foundry Business Employees who are not U.S. citizens or permanent residents.

Section 3.11        Transferred Contracts

(a)         Schedule 1.4 contains a complete and accurate list of the Transferred Contracts.

(b)         Each Transferred Contract is valid, binding and enforceable against Seller.  Seller is not in default under or in breach of or is otherwise delinquent in performance under any Transferred Contract (and Seller has not received any notice alleging any such default, breach or delinquency).  To Seller’s knowledge, each of the other parties thereto has performed all obligations required to be performed by it under, and is not in default under, any Transferred Contract and no event has occurred that, with notice or lapse of time, or both, would constitute such a default. Seller has made available to Buyer true and complete copies of all Transferred Contracts to the extent physical or electronic copies thereof exists.

Section 3.12        Revenues; Financial Statements; Absence of Certain Changes

(a)          Schedule 3.12(a) sets forth a profits and losses statement for the Foundry Operation which, to Seller’s knowledge, is a true and accurate representation of the profits and losses of the Foundry Operation for the period stated therein.

(b)          To Seller’s knowledge, Schedule 3.12(b) describes any known or reported instances of fraud or theft involving the Foundry Business or related to the Purchased Assets since January 1, 2012 involving any Transferred Employee or involving any amount in excess of $5,000 which would have any impact on the financial information provided by Seller to Buyer hereunder.

Section 3.13       Intentionally Omitted.

Section 3.14      Sponsors and Suppliers. Schedule 3.14 contains a list setting forth all of the sponsors of the Foundry Operation, by dollar amount, over the thirteen (13) months ended January 31, 2017 (and the amount of sponsorship funds with respect to each such sponsor during such thirteen month period), and the twenty (20) largest suppliers of any raw material or component for the Foundry Operation, by dollar amount, over the thirteen (13) months ended January 31, 2017.  Except as set forth in Schedule 3.14, Seller has not received any written notice, or to Seller’s knowledge, any other notice, that any such sponsor has taken action to, or will take action to terminate or modify in a manner materially adverse to Seller its relationship with Seller or renegotiate the price or other material terms, in any material manner; and, to Seller’s knowledge, no such sponsors plan to do any of the foregoing.  As of the date hereof, Seller has not received written notice, or to Seller’s knowledge, any other notice, that any such supplier has taken action to, or will take action to (a) terminate or modify in a manner adverse to Seller its relationship with Seller, (b) reduce the amount of goods or services that it is willing to supply to Seller or (c) materially increase the price of any goods or services that it has previously supplied to Seller; and, to Seller’s knowledge, no such suppliers plan to do any of the foregoing.  All purchase and sale orders and other commitments for purchases and sales made by Seller in connection with the Foundry Operation have been made in the ordinary course of business in accordance with past practices, and no payments have been made to any supplier or sponsors or any of their respective representatives other than payments to such suppliers or their representatives for the payment of the invoiced price of supplies purchased or goods sold in the ordinary course of operation.

Section 3.15      Restrictions on the Foundry Operation. Except for this Agreement and the Collateral Agreements there is no Contract or Law materially prohibiting Seller’s conduct of the Foundry Operation as currently conducted.

Section 3.16       Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Affiliate of Seller.

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF BUYER. EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4, BUYER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. THE SELLER, ON BEHALF OF ITSELF AND ITS AFFILIATES, ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS, WARRANTIES, COVENANTS AND REMEDIES SET FORTH IN THIS AGREEMENT AND SUBJECT TO THE LIMITATIONS ON SUCH REPRESENTATIONS, WARRANTIES, COVENANTS AND REMEDIES SET FORTH IN THIS AGREEMENT, THE SELLER IS RELYING SOLELY UPON ITS OWN INVESTIGATION OF BUYER. Except as set forth in Schedules attached hereto and delivered by Buyer to Seller prior to the execution of this Agreement, Buyer represents and warrants to Seller that:

Section 4.1         Organization and Qualification. Each of Buyer and any Buyer Designee is a corporation, limited partnership, or other legal entity duly organized, validly existing and in good standing (in any jurisdiction in which such concept exists) under the Laws of the jurisdiction of its incorporation or organization and each of Buyer and any Buyer Designee has all requisite legal power and authority to carry on its business as currently conducted by it and to own or lease and operate its properties. Each of Buyer and any Buyer Designee is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement and the Collateral Agreements.

Section 4.2          Authorization; Binding Effect

(a)          Each of Buyer and any Buyer Designee has all requisite corporate power and authority to execute, deliver and perform this Agreement, and the Collateral Agreements to which it will be a party, as the case may be, and to effect the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer has been duly authorized by all requisite corporate action and, to the extent not completed on the date hereof by a Buyer Designee, will be duly authorized by all requisite corporate action.

(b)          This Agreement has been duly executed and delivered by Buyer and this Agreement is, and the Collateral Agreements to which Buyer or a Buyer Designee will be a party when duly executed and delivered by Buyer or such Buyer Designee will be, valid and legally binding obligations of Buyer or such Buyer Designee enforceable against Buyer or such Buyer Designee in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.

Section 4.3           Non-Contravention; Consents

(a)          Assuming that the consents specified in Section 4.3(b) below have been obtained, the execution, delivery and performance of this Agreement, and the Collateral Agreements by Buyer and any Buyer Designee and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of any provision of Buyer’s or any Buyer Designee’s charter or by-laws or similar organizational document, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Contract to which Buyer or any Buyer Designee is a party or by which it or its assets or properties are bound, or (iii) violate any applicable Law of any Governmental Body having jurisdiction over Buyer or any Buyer Designee or any of their respective properties, other than in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, have not had and would not be reasonably expected to have a material adverse effect on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement, and the Collateral Agreements.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Buyer or any Buyer Designee in connection with the execution, delivery and performance of this Agreement, or the Collateral Agreements or for the consummation of the transactions contemplated hereby or thereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement and the Collateral Agreements.

Section 4.4          Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate of Buyer.

Section 4.5          Litigation.  There is no action, suit, consent decree, proceeding, arbitration or governmental investigation pending or, to Buyer’s knowledge, threatened by, against or involving Buyer (i) which seeks to restrain or enjoin the consummation of the transactions contemplated hereby or (ii) that could materially impair Buyer’s ability to perform its obligations under this Agreement. To Buyer’s knowledge, there is no basis for any such action, suit, decree, proceeding, arbitration or investigation.

ARTICLE 5. CERTAIN COVENANTS

Section 5.1          Access and Information. From and after the date of this Agreement and until the Closing Date, subject in all respects to their compliance with the terms of the Existing Non-Disclosure Agreement, Seller shall give to Buyer and its Affiliates, and their respective officers, employees, accountants, counsel and other representatives, reasonable access during Seller’s normal operating hours to the Property (and shall coordinate with FRMC in order to ensure FRMC likewise provides Buyer with access to the same), books, contracts, commitments, reports of examination and records relating exclusively to the Foundry Operation, the Foundry Operation Employees, the Purchased Assets, the Real Property and the Assumed Liabilities; provided, however, in each case that, if requested by Seller, Buyer and its Affiliates, and their respective officers, employees, accountants, counsel and other representatives shall be accompanied at all times by a person designated by Seller, including without limitation Seller’s legal counsel. Seller shall reasonably assist Buyer and its Affiliates, and their respective officers, employees, accountants, counsel and other representatives, in making such investigation and shall cause its counsel, accountants, engineers, consultants and other non-employee representatives to be reasonably available to any of them for such purposes, provided that Buyer shall reimburse Seller for any out-of-pocket costs arising therefrom.  Subsequent to mutual execution of this Agreement, Buyer and Seller shall jointly work together in good faith to prepare and/or revise, prior to the Closing, any of the exhibits and schedules attached to this Agreement to the mutual satisfaction of both, it being acknowledged and agreed that such documents may not be in final form. Seller shall appoint a financial representative, and make its best efforts, to assist Buyer with Buyer’s reasonable requests for additional financial information concerning the Foundry Operation during the period beginning on the Effective Date and ending on the date which is 45 days after the Closing Date, all as necessary to complete an audit of Seller’s financials concerning the Foundry Operation in order to complete Buyer’s required SEC filing (including pursuant to SEC Regulation 17 CFR 210.3-05 - Financial statements of businesses acquired or to be acquired) which is due no later than 70 calendar days after the Closing Date. Buyer agrees to engage an accounting consultant at its sole cost to determine if the Buyer can be reasonably successful in seeking a waiver from the SEC for audited historical financial statements for the Seller, although Buyer and Seller acknowledge and agree that there shall be no guarantee that the SEC will approve the waiver, if submitted in Buyer’s reasonable discretion based on the advice of such accounting consultants.

Section 5.2         Conduct of the Foundry Operation. From and after the date of this Agreement and until the Closing Date, except as otherwise contemplated by this Agreement or as set forth in the Schedules hereto or as Buyer shall otherwise consent to in writing, Seller and its Affiliates, with respect to the Foundry Operation:

(a)          will use commercially reasonable efforts to carry on the Foundry Operation in the ordinary course consistent with past practice and consistent therewith use its reasonable commercial efforts to (i) keep intact the Foundry Operation, (ii) keep available the services of the Foundry Operation Employees and (iii) preserve the relationships of the Foundry Operation with sponsors, suppliers, licensors, licensees, distributors and others that have a business relationship with the Foundry Operation;

(b)          in the ordinary course consistent with past practice will maintain the Purchased Assets in the same condition that the same are in as of the date hereof;

(c)          will not permit, other than as may be required by Law or any of the Assumed Operational Leases or Transferred Contracts, all or any of the Purchased Assets to be transferred, sold, licensed, disposed of, or subjected to any Encumbrance other than Permitted Encumbrances;

(d)          will not acquire any asset that will be a Purchased Asset except in the ordinary course of business consistent with past practice;

(e)          will not fail to pay when due any material obligation related to the Foundry Operation;

(f)          will not enter into, terminate or materially extend, amend, modify or waive any right with respect to any Assumed Operational Lease or Transferred Contract except for purchase orders entered in the ordinary course of operation consistent with past practice;

(g)          will not sell, lease, license, abandon, permit to lapse, or otherwise transfer, or create or incur any Encumbrance other than Permitted Encumbrances on any of the assets, securities, properties, or interests of the Foundry Operation owned by Seller;

(h)          other than as required by Sections 5.3(c) and 5.4(d), will not terminate or modify the terms and conditions of employment of any Foundry Operation Employee, or modify the salaries, wage rates, other compensation or benefits of, or grant any retention, change of control, incentive, severance or termination payment (other than as required by Law) to, any Foundry Operation Employee;

(i)          will not fail to comply in any material respect with all Laws applicable to the Foundry Operation or the Purchased Assets the failure to comply with which could result in a Seller Material Adverse Effect;

(j)          will not do any other act which would cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any such representation or warranty from being untrue in any material respect without providing Buyer with prompt written notice of such change and provided that Buyer approves such act by Seller;

(k)          will not relocate any Foundry Operation Employees to locations other than the Property; and

(l)          will not enter into any agreement or commitment in direct contravention of the foregoing.

Section 5.3           Foundry Operation Employees

(a)          Prior to the Closing, Seller shall deliver to Buyer any updates to the information provided in Schedule 3.10(a)(i) as of the day prior to the Closing Date (the “Updated Employee List”).

(b)          Buyer or any Buyer Designee shall make offers of employment, contingent on the Closing, to all of the Foundry Operation Employees listed on Schedule 3.10(a)(i) including those absent due to vacation, holiday, illness, leave of absence or short-term or long-term disability. Offers to Foundry Operations Employees making less than $150,000 in salary per year will be made at substantially the same salary for such Foundry Operation Employee as set forth on such Schedule 3.10(a)(i). Subject to any restriction imposed by applicable Law, including without limitation anti-trust laws, Seller shall cooperate and assist in facilitating Buyer’s or a Buyer Designee’s offers.  Without limiting the foregoing, each Party shall comply with all applicable Laws in connection with the transfer of the Foundry Operation Employees to Buyer or a Buyer Designee, including with respect to notice and other procedural requirements.  Seller will provide updates to any information set forth in Section 3.10(a) in order to assist Buyer in fulfilling its obligations under this Agreement with respect to Foundry Operation Employees.  Each Foundry Operation Employee who accepts Buyer’s or a Buyer Designee’s offer of employment, as of the effective date of their employment with Buyer or a Buyer Designee shall be referred to as a “Transferred Employee.” Employment with Buyer or a Buyer Designee of Transferred Employees shall be effective as of the Closing Effective Time, except that the employment of individuals receiving short-term disability benefits or on approved leave of absence on the Closing Date will become effective as of the date they present themselves for work with Buyer or a Buyer Designee or such other date as is prescribed by applicable Law.

(c)          Effective as of the Closing, Seller will terminate or reassign the employment of any Foundry Business Employee that is offered employment in accordance with Section 5 and rejects such offer of employment with Buyer or a Buyer Designee. Provided that Buyer has complied with the provisions hereof, Seller shall bear all costs for any severance costs associated with such termination or reassignment.

(d)          Intentionally Omitted.

(e)          The Parties acknowledge and agree that, to consummate the transaction contemplated herein, the Seller will be required under the Worker Adjustment and Retraining Notification Act or similar state or local law (the “WARN Act”) to provide certain notices to the Foundry Operation Employees regarding the transaction contemplated herein (the “WARN Notices”) and that the Closing will not be permitted to occur until at least ninety (90) days from the day of delivery of such notices. Seller shall deliver the WARN Notices to all Foundry Operation Employees within five (5) calendar days of the date of execution of this Agreement. Buyer will provide any reasonable assistance requested by Seller in connection with the provision of notices under the WARN Act to the Foundry Operation Employees and will be solely responsible for providing any notification that may be required under the WARN Act with respect to any Transferred Employees terminated after the Closing Date. In addition, Seller shall, at its own expense, give all notices and other information required to be given by Seller to the Foundry Operation Employees pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby and shall be solely responsible for providing continuation coverage under COBRA to such Foundry Operation Employees.

(f)          To the extent to which a Transferred Employee would be in breach of any obligation owed to Seller solely by reason of becoming employed by Buyer or a Buyer Designee (for example, a noncompete obligation), Seller will waive such obligation.

(g)          Nothing in this Agreement shall require Buyer or a Buyer Designee to employ any Foundry Operation Employees or Transferred Employee on anything other than an at-will basis, terminable at any time with or without cause, except where prohibited under the local Law of any jurisdiction.

(h)          Seller shall use its reasonable commercial efforts to assist Buyer with the transfer of visas or work permits related to the Transferred Employees provided that Buyer reimburses Seller for its out-of-pocket costs associated therewith.

Section 5.4           Collateral Agreements. On the Closing Date, Buyer or a Buyer Designee shall execute and deliver to Seller, and Seller shall execute and deliver to Buyer or a Buyer Designee, the Collateral Agreements.

Section 5.5           Regulatory Compliance. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, promptly, the transactions contemplated by this Agreement, including using reasonable commercial efforts to accomplish the following:  (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Bodies and the making of all necessary registrations and filings (including filings with Governmental Bodies, if any); (iii) the obtaining of all necessary consents, approvals or waivers from Third Parties; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Collateral Agreements.

Section 5.6           Contacts with Suppliers and Sponsors. In contemplation of the Closing, Seller shall permit Buyer to discuss and meet, and shall reasonably cooperate in such discussions and meetings, with any sponsor or supplier of the Foundry Operation that the Buyer so requests. A representative of Seller shall have the right, but not the obligation, to accompany the Buyer’s representative to such meetings and to participate with the Buyer’s representative in any such discussions. In addition, Seller and Buyer will prepare a communications plan for operation partners of the Foundry Operation, and agree on a plan to contact any suppliers to, or sponsors of, the Foundry Operation in connection with or pertaining to any subject matter of this Agreement or the Collateral Agreements and to facilitate the transition of the Foundry Operation, including the preparation of letters to all sponsors, suppliers, distributors and other business partners of the Foundry Operation to notify them of the Closing and provide information regarding the transition of the Foundry Operation to Buyer. Seller will be responsible for contacting parties to any Transferred Contracts, Transferred In-Licenses and Assumed Operational Leases for which consent is required in connection with their assignment pursuant to this Agreement and Buyer shall provide any reasonable assistance requested by Seller in connection therewith. Notwithstanding anything to the contrary contained herein, this Agreement shall not affect Seller’s continuing right to contact sponsors and suppliers in connection with the operation or conduct of the Foundry Operation nor Buyer’s continuing right to contact sponsors and suppliers in connection with the operation or conduct of its business.

Section 5.7           Use of the Seller Name

(a)           Buyer and Seller agree as follows:

(i)          Buyer and its Affiliates shall have the right to use (in a factual manner that constitute fair use pursuant to applicable Law) the Seller’s name solely to the extent necessary to communicate that the Foundry Operation was formerly owned by Seller provided that Buyer has obtained Seller’s prior written consent to any such communication (in whatever form and whatever medium of conveyance or communication except for such disclosures required by Buyer under the federal securities laws as determined by counsel to Buyer); and

(ii)         In no event shall Buyer or any Affiliate of Buyer advertise or hold itself out as Seller or an Affiliate of Seller before, on or after the Closing Date.

Section 5.8           Intentionally Omitted.

Section 5.9          No Negotiation or Solicitation. Prior to the Closing Date, Seller and its Affiliates will not (and Seller will cause each of its employees, officers, representatives and agents or advisors not to and shall cause its Affiliates to cause employees, officers, representatives and agents or advisors not to) directly or indirectly (a) solicit, initiate, entertain, encourage or accept the submission of any proposal, offer or any discussions relating to or that might reasonably be expected to lead to or result in any proposal or offer from any Person relating to the direct or indirect acquisition of the Foundry Business or any portion of the Purchased Assets, or (b) participate in any discussions or negotiations regarding the Foundry Business, furnish any information with respect thereto, or assist or participate in, or facilitate or encourage in any other manner any effort or attempt by any Person to do or seek any of the foregoing.  Seller will notify Buyer if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing promptly (and in any event within two (2) Business Days) after receipt of any such offer or proposal, including the identity of the Person making such proposal, offer, inquiry or contact and all material terms thereof.

Section 5.10        Post-Closing Remittances. If on or after the Closing Date, either Party receives a payment from a Third Party (including a sponsor of the Foundry Operation) that, pursuant to the terms hereof, should have been paid to the other Party, the Party who receives the payment agrees to hold in trust and remit such payment to the Party entitled thereto within five (5) Business Days of such receipt.

Section 5.11        Prorations and Adjustments

(a)          Except as otherwise expressly provided herein, all ordinary course expenses for (i) charges or amounts payable included in the Purchased Assets and transferred to Buyer hereunder and (ii) gas, electricity, water, sewer, rent and telephone charges at the Property, in each case, for the period prior to the Closing Date, will be for the account of Seller and for the period on and after the Closing Date shall be for the account of Buyer.  If any Party actually makes any payments that are, in whole or in part, designated as payments for the period allocated to the other Party under this Section 5.11, such other Party shall promptly reimburse such amounts to the Party so making such payments.

(b)          For purposes of calculating prorations, Buyer shall be deemed to own the Purchased Assets and Assumed Liabilities and be responsible for the Transferred Employees, and, therefore be responsible for the expenses thereof or associated therewith, as of 12:01 a.m. local time on the day after the Closing Date.  All prorations shall be made on the basis of the actual number of days of the month that shall have elapsed as of the Closing Date and based upon a 365-day year.  The amount of the prorations shall be subject to adjustment after the Closing, as and when complete and accurate information becomes available, and the Parties agree to cooperate and use their good faith efforts to make such adjustments.

Section 5.12        Confidential Nature of Agreements. Except to the extent that disclosure thereof is required under applicable Law, including without limitation New York’s Freedom of Information Law, N.Y. Pub. Off. Law §84, et seq., or pursuant to legal process (such as oral or written interrogatories, requests for information or documents, subpoenas, civil investigative demands or other similar legal processes) or Seller’s or FRMC’s established policies and procedures, both Parties agree that the terms and conditions of this Agreement, the Collateral Agreements and all Schedules, attachments and amendments hereto and thereto shall be considered confidential or proprietary information protected under this Article 5. Notwithstanding anything in this Section 5.12 to the contrary, in the event that any such Information is also subject to a limitation on disclosure or use contained in another written agreement between Buyer and Seller or either of their respective Affiliates that is more restrictive than the limitation contained in this Section 5.12, then the limitation in such agreement shall supersede this Section 5.12.

Section 5.13        ACTIVITY UNTIL CLOSING

(a)          Continuation of Purchase Order Transactions. Until the Closing Date, Buyer and Seller acknowledge and agree that it is in their mutual best interest to continue their existing sponsorship relationship pursuant to the purchase order transaction mechanism utilized historically by the parties. Buyer will pay for all work performed under such purchase orders as issued by the Buyer and accepted by the Seller, provided that such purchase order has been reviewed and approved by Paul Kelly or his designee prior to execution. Such purchase orders shall not be unreasonably rejected, conditioned or delayed.

(b)          Access to Support Buyer’s Tech-Transfer to Foundry Operation. In order to support and facilitate Buyer’s technology transfer into the Foundry Operation until the Closing Date, subject to the prior review and approval by Paul Kelly, which approval will not be unreasonably withheld, conditioned or delayed, Buyer may deliver and/or install equipment (“Akoustis Property”) into the Foundry Operation at its sole cost and expense. Seller acknowledges and agrees that the Akoustis Property is permanently owned by Buyer and that such Akoustis Property may be removed by Buyer at any time, for any reason. Buyer will include the Akoustis Property on the Buyer’s Property and Casulty Insurance Policy, maintain insurance coverage limits in the minimum amount of $1,000,000 per occurrence/$5,000,000 in the aggregate with reputable, financially solvent insurance providers, and have Seller named as additional insured on such insurance policies. In the event that this Agreement is terminated and the Closing does not occur, Buyer shall, at its sole cost and expense, remove all of the Akoustis Property from the Foundry Operation and restore the Foundry Operation to its original condition, reasonable wear and tear excepted.

ARTICLE 6 CLOSING. At the Closing, the following transactions shall take place:

Section 6.1           Deliveries by Seller. On the Closing Date, Seller shall execute and deliver to Buyer or a Buyer Designee or, as the case may be, have provided to Buyer the following:

(a)          the Collateral Agreements;

(b)          the Business Records, if any;

(c)          a certificate of an appropriate officer of Seller, dated the Closing Date, certifying the fulfillment of the conditions set forth in Sections 7.2(a) and (b), and an incumbency certificate of Secretary of Seller, dated the Closing Date, in customary form;

(d)          all such other bills of sale, assignments, and other instruments of assignment, transfer or conveyance as Buyer or a Buyer Designee may reasonably request or as may be otherwise necessary to evidence and effect the transactions contemplated in this Agreement; provided that all information (including documents) capable of electronic transmission will be transmitted to Buyer or the applicable Buyer Designee in such manner, in which case such information shall not be transferred in any tangible form, and any inadvertent transfer of a tangible manifestation of such information shall promptly be returned to Seller upon discovery of Buyer’s or such Buyer Designee’s receipt thereof;

(e)          the Closing Date Inventory Statement, as agreed upon by both Seller and Buyer;

(f)          Schedule showing no Encumbrances on any of the Purchased Assets other than Permitted Encumbrances;

(g)         Schedule showing no loans or borrowings on any of the Purchased Assets;

(h)          the Updated Employee List;

(i)          a certified copy of all necessary corporate action approving the Seller’s execution, performance and delivery of this Agreement and the Collateral Agreements;

(j)          copies of Seller’s available financial records for the Foundry Operation, including the results of any appraisals conducted by Seller;

(k)         the Required Consents which Seller remains required to obtain and deliver pursuant to Section 7.3(c); and

(l)          Written confirmation from Seller of delivery of WARN Notices to all of the Foundry Operation Employees and that such 90 day period has expired in accordance with applicable New York law.

Section 6.2          Deliveries by Buyer or a Buyer Designee.  On the Closing Date, Buyer shall, or shall cause a Buyer Designee to, execute and deliver to Seller the following:

(a)          the Asset Purchase Price;

(b)          the Collateral Agreements;

(c)          a certificate of an appropriate officer of Buyer, dated the Closing Date, certifying the fulfillment of the conditions set forth in Sections 7.3(a) and (b), and an incumbency certificate of an appropriate officer of Buyer, dated the Closing Date, in customary form;

(d)          all such other documents and instruments as Seller may reasonably request or as may be otherwise necessary or desirable to evidence and effect the assumption by Buyer or a Buyer Designee of the Assumed Liabilities; and

(e)          a certified copy of all necessary corporate action approving the Buyer’s execution, performance and delivery of this Agreement and the Collateral Agreements.

Section 6.3          Closing Date. The Closing shall take place at the offices of Seller, at 10:00 a.m. local time within one (1) Business Day following the date on which the last of the conditions specified in Article 7 to be satisfied or waived has been satisfied or waived (other than conditions which can only be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other place or time or on such other date as Seller and Buyer may agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date” and Seller will confirm such date with Buyer as promply as possible.

Section 6.4          Closing Effective Time and Contemporaneous Effectiveness. The Closing shall be deemed to take place and be effective as of 12:01 a.m. Eastern time on the Closing Date (the “Closing Effective Time”).  All acts and deliveries prescribed by this Article 6 as well as such acts and deliveries contemplated to occur on the Closing Date pursuant to the Real Property Purchase Agreement, regardless of chronological sequence, will be deemed to occur contemporaneously and simultaneously on the occurrence of the last act or delivery, and none of such acts or deliveries will be effective until the last of the same has occurred.

ARTICLE 7. CONDITIONS PRECEDENT TO CLOSING

Section 7.1          General Conditions. The respective obligations of Buyer and Seller to consummate the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

(a)          Legal Proceedings.  No Governmental Body shall have enacted, issued, promulgated, enforced or entered any applicable Law which is in effect and which prohibits consummation of the transactions contemplated by this Agreement or the Collateral Agreements and there shall be no pending lawsuit, claim or legal action relating to the transactions contemplated by this Agreement or any of the Collateral Agreements which seeks to prohibit or restrict the transactions contemplated by this Agreement; and

(b)          Real Property Purchase Agreement. The obligations of the Parties hereunder are expressly made contingent upon the satisfaction of all of the obligations in the Real Property Purchase Agreement, and the the contemporaneous closing of all of the transactions contemplated in the Real Property Purchase Agreement with the transactions contemplated herein.

Section 7.2          Conditions Precedent to Buyer’s Obligations.  The obligations of Buyer to consummate the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Buyer:

(a)          Representations and Warranties of Seller True and Correct at Closing.  The representations and warranties of Seller contained in this Agreement or in any certificate delivered pursuant to the provisions of this Agreement or in any Schedule, certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of the specified date.

(b)          Performance by Seller. Seller shall have delivered all of the documents required under Section 6.1 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing, including executing the Collateral Agreements.

(c)          Sponsor Relationships. Buyer shall be satisfied with its interviews with sponsors of the Foundry Operation, including subject to the provisions of Section 7.3(c) that such sponsors will remain sponsors of the Foundry Operation after the Closing Date on the terms of any Transferred Contracts as in effect prior to the Closing Date.

(d)          Seller Material Adverse Effect.  There shall not have occurred a Seller Material Adverse Effect from the date hereof to the Closing Date.

(e)          Buyer Permits and Approvals. Buyer shall have received all of the permits and approvals set forth on Schedule 7.2(e).

(f)          Required Consents and EDA Approval. Seller and its Affiliates shall have received all of the Required Consents (subject to the provisions of Section 7.3(c)) and the EDA Approval.

(g)          Financial Information. Buyer shall be satisfied with the copies of Seller’s available financial records for the Foundry Operation, including the results of any appraisals conducted by Seller, so that Buyer and its independent auditors believe that such Financial Information will be capable of being audited for the periods required by Buyer’s filings under federal securities Laws.

Section 7.3          Conditions Precedent to Seller’s Obligations.  The obligations of Seller to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Seller:

(a)          Representations and Warranties of Buyer True and Correct at Closing.  The representations and warranties of Buyer contained in this Agreement or in any certificate delivered pursuant to the provisions of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of the specified date.

(b)          Performance by Buyer.  Buyer and/or the applicable Buyer Designee shall have delivered all the documents required under Section 6.2 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing, including executing the Collateral Agreements and, for the avoidance of doubt, the payment of the Purchase Price to Seller and FRMC.

(c)          Required Consents. Seller and its Affiliates shall have received all of the Required Consents; provided, however, notwithstanding any other provision of this Agreement to the contrary, in the event that Seller and Buyer, in accordance with the provisions of Section 2.5(b) hereof, are unable to obtain a Required Consent by the Closing Date, Buyer shall have the option to either (i) proceed with the transactions contemplated in this Agreement and the Real Property Purchase Agreement without adjustment to the Purchase Price, in which event the Buyer will take the Purchased Assets and Assumed Liabilities subject to any defect thereto created by such failure to obtain the Required Consent, the Buyer will indemnify the Seller for any direct out-of-pocket losses suffered by the Seller resulting from proceeding with the transaction contemplated herein without such Required Consent, and the parties will negotiate in good faith to execute any required amendments to this Agreement or the Real Property Purchase Agreement necessary to reflect the same; or (ii) terminate this Agreement, in which event this Agreement and the Real Property Purchase Agreement shall become null and void and of no further force or effect and the parties will have no further rights or responsibilities hereunder except to the extent that such right or obligation is expressly stated herein as surviving any such termination.

(d)          Approval of U.S. Dept. of Commerce, Economic Development Agency (“EDA”). Buyer acknowledges and agrees that the Property and the Foundry Operation were improved, in part, with funds received from the EDA pursuant to Financial Assistance Award, number 01-01-08449, dated as of April 3, 2007 (the “Award”), as the same was amended by that certain Amendment to Financial Assistance Award, effective as of August 16, 2011 (the “Award Amendment”). As required pursuant to the Award Amendment, Seller hereby notifies Buyer that the Property and the Foundry Operation must continue to be utilized for industrial use pursuant to Section 16 of the Award Amendment. In addition, (i) EDA must approve the transactions set forth in this Agreement and the Real Property Purchase Agreement and release its liens and other interests in the Purchased Assets and Real Property, (ii) Seller and Buyer shall enter into an Operations and Maintenance Agreement with the EDA providing that the Property and Foundry Operation will be operated and maintained consistent with EDA’s property management requirements, and (iii) the parties shall cooperate in good faith to accommodate any other reasonable EDA reguirements or conditions (collectively, the “EDA Approval”).

(e)          WARN Notice Period. The required period of ninety (90) days from the date upon which Seller delivered the WARN Notices pursuant to Section 5.3(a) hereof shall have passed (such 90th day, the “WARN Notice Lapse Date”).

ARTICLE 8. INDEMNIFICATION AND LIMITATION OF LIABILITY

Section 8.1           Survival of Representations and Warranties and Obligations.  The representations and warranties and covenants and agreements of Buyer and Seller contained in this Agreement, and their respective rights to indemnification hereunder as set forth in this Article 8, shall survive the Closing until the close of business on the date that is 12 months after the Closing Date (the “Expiration Date”).  Neither Seller nor Buyer shall have any liability hereunder with respect to any such representations or warranties, and neither Buyer nor Seller may bring any indemnification claims after the Expiration Date; provided, however, that, notwithstanding anything herein to the contrary, the obligations of Buyer or Seller to indemnify and hold harmless any Indemnified Party shall not terminate with respect to any claim or right to indemnification as to which such Indemnified Party shall have made in good faith and with reasonable specificity before the Expiration Date in accordance with this Article 8, in which case such claim or right to indemnification shall survive indefinitely until such claim has been finally resolved.

Section 8.2           General Agreement to Indemnify

(a)          Subject to Section 8.1, each of Seller and Buyer shall indemnify, defend and hold harmless the other Party hereto, and Affiliates thereof, and any director, officer, employee or agent of such other Party or Affiliates thereof (each an “Indemnified Party”) from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, interest, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) paid, sustained, incurred or suffered by any Indemnified Party to the extent that the Losses arise by reason of, or result from, (i) any breach of or any failure of any representation or warranty of such Party contained in this Agreement to have been true when made or to be true at and as of the Closing Date; or (ii) to the extent not expressly waived by the other Party in writing, the breach by such Party of any covenant or agreement of such Party contained in this Agreement.

(b)          Subject to Section 8.1, Seller further agrees to indemnify and hold harmless Buyer and Affiliates thereof, and any director, officer, employee or agent of Buyer or Affiliates thereof (each a “Buyer Indemnified Party”) from and against any Losses paid, sustained, incurred or suffered by any Buyer Indemnified Party arising out of, resulting from, or relating to the Excluded Liabilities.

(c)          Subject to Section 8.1, Buyer further agrees to indemnify and hold harmless Seller and Affiliates thereof, and any director, officer, employee or agent of Seller or Affiliates thereof (each a “Seller Indemnified Party”) from and against any Losses paid, sustained, incurred or suffered by any Seller Indemnified Party arising out of, resulting from, or relating to any failure of Buyer to discharge any of the Assumed Liabilities.

(d)          Whether or not the Indemnifying Party (as defined below) chooses to defend or prosecute any Third Party Claim (as defined below), both Parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.

(e)          The amount of the Indemnifying Party’s liability under this Agreement shall be net of any applicable insurance proceeds (net of the costs of recovery thereof and any premium increases resulting therefrom) actually received by the Indemnified Party that actually reduce the overall impact of the Losses upon the Indemnified Party (it being understood, however, that the Indemnified Party shall have no obligation to seek or procure any such insurance proceeds, whether pursuant to the terms of this Agreement or applicable Law).

(f)          The Indemnifying Party’s liability for all claims made under this Section 8.2 shall be subject to the following limitations: (i) the Indemnifying Party shall have no liability for such claims until the aggregate amount of the Losses incurred shall exceed TEN THOUSAND DOLLARS ($10,000) (the “Basket Amount”) in which case the Indemnifying Party shall be liable for the entire portion of the indemnifiable Losses, including the Basket Amount and (ii) the Indemnifying Party’s aggregate liability for all such claims shall not exceed the amount of the Asset Purchase Price (the “Cap Amount”).

(g)          The Indemnified Party may not make a claim for indemnification under Section 8.2(a)(i) after the Expiration Date; provided, however, that, notwithstanding anything herein to the contrary, so long as such Indemnified Party shall have made an indemnification claim in good faith and with reasonable specificity before the Expiration Date in accordance with this Article 8, then such claim or right to indemnification shall survive indefinitely until such claim has been finally resolved.

(h)          The indemnification provided in this Article 8 shall be the sole and exclusive remedy after the Closing Date for damages available to the Parties to this Agreement for breach of any of the terms, conditions, covenants, representations or warranties contained herein or any right, claim or action arising from the transactions contemplated by this Agreement and claims arising under any Collateral Agreement; provided, however, this exclusive remedy for damages does not preclude a Party from bringing any action for specific performance or other equitable remedy to require a Party to perform its obligations under this Agreement or any Collateral Agreement to the extent that such remedy is available under applicable Law.

(i)          Notwithstanding anything contained in this Agreement to the contrary (but subject to the proviso of this Section 8.2(i)), no Party shall be liable to the other Party or any other Indemnified Party for any indirect, special, punitive (unless paid to a Third Party), exemplary or consequential loss or damage arising out of or asserted in connection with an indemnification claim made under this Agreement.

(j)          Both Parties shall mitigate their damages for which they may seek indemnification hereunder; provided, however, that neither the foregoing nor anything else in this Agreement will be construed to expand or extend a Party’s common law obligation to mitigate damages to the extent required by common law.

Section 8.3           Third Party Claims

(a)          The Indemnified Party seeking indemnification under this Agreement shall promptly notify the Party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party (a “Third Party Claim”), in respect of which indemnity may be sought hereunder and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered material prejudice by such failure).  The Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within twenty (20) days of receipt of notice from the Indemnified Party of the commencement of or assertion of such Third Party Claim, to assume the defense and control the settlement of any such Third Party Claim if and only if (i) the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for any and all Losses arising out of such Third Party Claim, (ii) such Third Party Claim involves (and continues to involve) claims solely for money damages or involves (and continues to involve) claims for both money damages and equitable relief against the Indemnified Party that cannot be severed, where, in the reasonable good faith opinion of the Indemnified Party, the claims for money damages are the primary claims asserted by the Third Party and the claims for equitable relief are incidental to the claims for money damages.  In the event that the Indemnifying Party exercises its right to control the defense of any Third Party Claim as provided above, then the other Party shall cooperate in such defense and make available all witnesses, pertinent records, materials and information in such Party’s possession and control relating thereto as is reasonably required by the Indemnifying Party conducting the defense.

(b)          The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third Party Claim that the other is defending, as provided in this Agreement.

(c)          If the Indemnifying Party has assumed the defense of any Third Party Claim as provided in this Agreement, the Indemnifying Party shall not settle, enter into any compromise, consent to a settlement of, or consent to the entry of any judgment arising from, such Third Party Claim without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, unless (i) such settlement or judgment relates solely to monetary damages for which the Indemnifying Party has acknowledged and accepted full responsibility to indemnify the Indemnified Party, and (ii) the terms of the settlement include a full and unconditional release of the Indemnified Party and all of its Affiliates in respect of the subject matter of such Third Party Claim and all related claims and damages arising therefrom and no acknowledgement or acceptance of any fault or blame on the part of the Indemnified Party.  In addition to the foregoing, the Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action, or (ii) does not provide for a full and unconditional release by such Third Party of the Indemnified Party.

Section 8.4           Indemnification Claim Procedures Generally.  In the event an Indemnified Party shall claim a right to indemnification pursuant to this Agreement, such Indemnified Party shall send written notice of such indemnification claim to the Indemnifying Party; provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered material prejudice by such failure).  Such notice shall specify the basis for such claim, the amount thereof, if known, and the method of computation thereof, if known, all with reasonable particularity and shall contain a reference to the provisions of this Agreement in respect of which such a claim shall be incurred.  Such notice shall be given as promptly as is reasonably practicable after the Indemnified Party becomes aware of the basis for each such claim.  The Indemnifying Party shall, within thirty (30) days after receipt of such notice of an indemnified Loss, and subject to the limitations set forth in Section 8.2, (i) pay or cause to be paid to the Indemnified Party the amount of such Loss specified in such notice which the Indemnifying Party does not contest, or (ii) notify the Indemnified Party if it wishes to contest the existence or amount of part or all of such a Loss by stating with particularity the basis upon which it contests the existence or amount thereof. If the Indemnifying Party so contests such existence or amount of part or all of such a Loss the Indemnified Party and Indemnifying Party shall work in good faith to resolve any dispute in respect of such Loss for a period of thirty (30) days, after which either the Indemnified Party or Indemnifying Party may submit such dispute to any court of competent jurisdiction.

ARTICLE 9. MISCELLANEOUS PROVISIONS

Section 9.1           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, or (iii) delivered personally, addressed as follows or to such other address or addresses of which the respective Party shall have notified the other.

If to Seller, to:

The Research Foundation for The State University of New York

o/b/o SUNY Polytechnic Institute

Attn: Operations Manager

257 Fuller Road

Albany, New York 12203

With a like copy to:

The Research Foundation for The State University of New York

o/b/o SUNY Polytechnic Institute

Attn: General Counsel’s Office

P.O. Box 9

Albany, New York 12201-009

If to Buyer, to:

Akoustis Technologies, Inc.

Attn: General Counsel

9805-H Northcross Center Court

Huntersville, NC 28078

Either Party may change its address for notices and other required communications hereunder by providing written notice to the other Party in the manner set forth above.

Section 9.2           Expenses.  Except as otherwise provided herein, each Party to this Agreement will bear all of the fees, costs and expenses incurred by it in connection with the transactions contemplated hereby, whether or not such transactions are consummated.

Section 9.3           Entire Agreement; Modification.  The agreement of the Parties, which consists of this Agreement, the Schedules and Exhibits hereto and the documents referred to herein, including without limitation the Existing Confidentiality Disclosure Agreement, sets forth the entire agreement and understanding between the Parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement.  No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby, and in accordance with Section 10.3.

Section 9.4           Assignment; Binding Effect; Severability.  This Agreement may not be assigned by any Party hereto without the other Party’s written consent; provided that Buyer may transfer or assign in whole or in part to one or more Buyer Designee its right to purchase all or a portion of the Purchased Assets in accordance with the provisions of Section 2.6, but no such transfer or assignment will relieve Buyer of its obligations hereunder.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of each Party hereto.  The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either Party, in which event the Parties shall use reasonable commercial efforts to arrive at an accommodation that best preserves for the Parties the benefits and obligations of the offending provision.

Section 9.5           Governing Law.  THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

Section 9.6           Consent to Jurisdiction.  Each of the Parties hereto irrevocably consents to the exclusive jurisdiction and venue of the United States District Court for the Northern District of New York (or, if such court declines to accept jurisdiction over a particular matter, the state and appellate court in Albany, New York) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by federal Law or the Laws of the State of New York, as applicable, for such persons and irrevocably waives, to the fullest extent permitted by applicable Law, and covenants not to assert or plead any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 9.7           Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, AND AGREES TO CAUSE EACH OF ITS AFFILIATES TO WAIVE, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF A PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY OR ITS AFFILIATES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

Section 9.8           Execution in Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.9           Public Announcement.  Prior to the signing of this Agreement, Seller and Buyer shall have coordinated with FRMC, the New York Empire State Development Corporation, and the Governor’s Office for the State of New York (the “Communication Team”), in order to prepare a release announcing the transaction contemplated hereby which is reasonably agreeable to the Communication Team. Except for such press release, neither Seller nor Buyer shall, without the approval of the other, make any press release or other public announcement concerning the existence of this Agreement or the terms of the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by Law or established policy of procedure of such party or FRMC, in which case the other Party shall be advised and the Parties shall use their reasonable commercial efforts to cause a release or announcement to be issued which is agreeable to the Communication Team; provided, however, that the foregoing shall not preclude communications or disclosures necessary, as determined by Buyer’s SEC counsel, to comply with accounting, stock exchange or federal securities Law disclosure obligations.

Section 9.10         No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the Parties and their respective successors or assigns any rights (including third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the Parties hereto as partners or as participants in a joint venture.  This Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement.  Nothing in this Agreement shall be construed as giving to any Foundry Operation Employee, or any other individual, any right or entitlement to employment or continued employment.  No Third Party shall have any right, independent of any right that exists irrespective of this Agreement, under or granted by this Agreement, to bring any suit at Law or equity for any matter governed by or subject to the provisions of this Agreement.

ARTICLE 10. TERMINATION; AMENDMENT AND WAIVER

Section 10.1         Termination.  This Agreement may be terminated at any time prior to the Closing Date by:

(a)          Mutual Consent.  The mutual written consent of Buyer and Seller; or

(b)          Court Order.  Buyer or Seller if (i) there shall be in effect a final, non-appealable order of a court of competent jurisdiction prohibiting the consummation of the transactions contemplated hereby or (ii) if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; or

(c)          Failure of Condition Precedent. Seller if, despite Seller’s commercially reasonable best efforts, the condition precedent set forth in (i) Section 7.3(c) (Required Consents) has not been satisfied by the WARN Notice Lapse Date and Buyer has not elected to exercise its right to waive the receipt of the subject missing Required Consent or terminate the Agreement in accordance with such Section 7.3(c), or (ii) Section 7.3(d) (EDA Approval) has not been satisfied by the WARN Notice Lapse Date; provided, however, that Seller shall provide Buyer with written notice of its election under this Section 10.1(c) and Buyer shall have the right, exercisable by written notice to Seller, to postpone such termination for a period of fourteen (14) calendar days following the date of Seller’s delivery of such written notice in order to permit Buyer to pursue the satisfaction of the subject condition precedent.

Section 10.2         Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement shall become void and have no effect, without any liability on the part of any Party or its directors, officers or stockholders.  Nothing in this Section 10.2 shall be deemed to release either Party from any liability for any material breach of any representation, warranty, covenant or agreement hereunder prior to termination or any fraud.

Section 10.3         Waiver.  The failure of either Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this Agreement or the right of such Party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

[SIGNATURES PAGE FOLLOWS]

IN WITNESS WHEREOF, each Party has caused this Agreement to be duly executed on its behalf by its duly authorized officer on the date first written above.

SELLER:

THE RESEARCH FOUNDATION FOR THE STATE UNIVERSITY OF NEW YORK O/B/O SUNY POLYTECHNIC INSTITUTE

By:	/s/ Paul Kelly
Paul Kelly
Operations Manager

BUYER:

AKOUSTIS TECHNOLOGIES, INC.

By:	/s/ Jeffrey B. Shealy
Jeffrey B. Shealy
Chief Executive Officer

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